FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 7, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.  This report contains Tenaris's press release announcing its 2008 Second Quarter Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Nigel Worsnop
Tenaris
1-888 300 5432
www.tenaris.com

Tenaris Announces 2008 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars (US$) and prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB) and adopted by the European Union.

Luxembourg, August 6, 2008 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and semester ended June 30, 2008 with comparison to its results for the quarter and semester ended June 30, 2007.

Summary of 2008 Second Quarter Results

(Comparison with first quarter of 2008 and second quarter of 2007)
	Q2 2008	Q1 2008		Q2 2007
Net sales (US$ million)	3,148.4	2,626.2	20%	2,555.0	23%
Operating income (US$ million)	823.7	710.9	16%	771.2	7%
Net income (US$ million)	1,030.0	500.0	106%	534.5	93%
Shareholders’ net income (US$ million)	987.5	473.0	109%	496.0	99%
Earnings per ADS (US$)	1.67	0.80	109%	0.84	99%
Earnings per share (US$)	0.84	0.40	109%	0.42	99%
EBITDA (US$ million)	958.1	845.4	13%	895.8	7%
EBITDA margin (% of net sales)	30%	32%		35%

Our results in the second quarter reflect an improving market environment particularly in North America. Earnings per share, excluding income from discontinued operations, were up 21% year on year and 30% sequentially at $0.50 ($1.00 per ADS). Net sales were boosted by record shipments of seamless and welded pipe products. Net financial debt (total financial debt less cash and other current investments) declined in the quarter by US$1,056.5 million to US$1,444.7 million as of June 30, 2008 following the sale of the Hydril Pressure Control business.

Market Background and Outlook

In the first half of 2008, global oil prices rose sharply before coming off their highs in the past few weeks, reflecting steady global demand and concerns about supply. North American gas prices also rose sharply, reflecting increased demand and lower levels of imports, but have fallen sharply in the past month as markets show increased volatility.

Oil and gas drilling activity, as measured by the Baker Hughes count of active rigs, has increased worldwide with the total world rig count up 5% in the first half of 2008, compared to the corresponding period of 2007. In North America,  there has been increased activity in U.S. oil drilling and the development of U.S. gas shale reserves. Additionally, there are signs that the sharp decline in Canadian gas drilling activity seen in 2007 has bottomed out with expectations for an increase in activity in the second half. In the rest of the world, drilling activity has continued to increase in most regions with the international count of active rigs, as published by Baker Hughes, showing an average increase of 7% in the first half of 2008 compared to the same period of 2007.

Demand for OCTG and other pipe products from the oil and gas industry has increased this year, particularly in the USA, reflecting increased drilling activity worldwide. Distributor inventory levels in the USA remain at low levels  following last year’s destocking activity. However, apparent demand in the Middle East is being affected by inventory adjustments after the build-up of stocks in the past two years.

Demand for our large diameter pipes for pipeline projects in South America in 2008 remains good as we make deliveries to gas and mineral pipeline projects in Brazil and Argentina and orders for additional projects in Brazil and Colombia have been received. We expect our sales in this segment will remain strong in the second half of the year but segment margins may decline as we make shipments to projects with higher logistics costs in Colombia.

Steelmaking raw material costs for our seamless pipe products and steel costs for our welded pipe products have risen steeply in the year to date. Energy and labor costs have also increased. Pipe prices are adjusting to the cost increases and a stronger demand environment, though not at the same pace across all markets. We expect that net sales will continue to grow strongly in the second half, particularly in the fourth quarter, but that the impact of cost increases will continue to affect margins during the third quarter.

Analysis of 2008 Second Quarter Results

Sales volume (metric tons)	Q2 2008	Q2 2007	Increase/(Decrease)
Tubes - Seamless	784,000	750,000	5%
Tubes – Welded	270,000	215,000	26%
Tubes - Total	1,054,000	965,000	9%
Projects - Welded	170,000	115,000	48%
Total	1,224,000	1,080,000	13%

Tubes	Q2 2008	Q2 2007	Increase/(Decrease)
(Net sales - $ million)
North America	986.5	693.8	42%
South America	334.2	326.5	2%
Europe	480.8	421.6	14%
Middle East & Africa	565.6	547.3	3%
Far East & Oceania	187.1	203.2	(8%)
Total net sales ($ million)	2,554.2	2,192.3	17%
Cost of sales (% of sales)	56%	50%
Operating income ($ million)	707.1	719.5	(2%)
Operating income (% of sales)	28%	33%

Net sales of tubular products and services rose 17% to US$2,554.2 million in the second quarter of 2008, compared to US$2,192.3 million in the second quarter of 2007, due to higher volumes and higher average selling prices. In North America, sales rose strongly as oil and gas drilling activity increased in the USA and Mexico and selling prices began to reflect higher raw material costs. In the Middle East and Africa, increased sales of high-end OCTG products offset lower volumes of API and line pipe products. In Europe, sales increased primarily due to an increase in average selling prices reflecting, in part, higher sales of OCTG products and lower sales to industrial customers.

Projects	Q2 2008	Q2 2007	Increase/(Decrease)
Net sales ($ million)	368.1	200.8	83%
Cost of sales (% of sales)	71%	72%
Operating income ($ million)	77.6	38.3	103%
Operating income (% of sales)	21%	19%

Net sales of pipes for pipeline projects increased 83% to US$368.1 million in the second quarter of 2008, compared to US$200.8 million in the second quarter of 2007, reflecting a quarterly record level of shipments in this segment as deliveries were made to various projects in Brazil, including Petrobras’ Plangas and a mineral slurry pipeline, and to the loops extension project in Argentina.

Others	Q2 2008	Q2 2007	Increase/(Decrease)
Net sales ($ million)	226.1	161.8	40%
Cost of sales (% of sales)	69%	79%
Operating income ($ million)	39.0	13.4	191%
Operating income (% of sales)	17%	8%

Net sales of other products and services rose 40% to US$226.1 million in the second quarter of 2008, compared to US$161.8 million in the second quarter of 2007, reflecting higher sales of industrial equipment in Brazil and of welded pipes for electric conduits in the USA. In addition to higher sales, the increase in operating income reflects a solid recovery in the electric conduit business, higher plant utilization in the industrial equipment business and higher margins on sales of surplus raw materials.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 15.2% in the quarter ended June 30, 2008, compared to 15.6% in the corresponding quarter of 2007.

Net interest expenses decreased to US$18.7 million in the second quarter of 2008 compared to US$47.8 million in the same period of 2007 reflecting a lower net debt position and lower interest rates.

Other financial results recorded a gain of US$1.1 million during the second quarter of 2008, compared to a gain of US$15.2 million during the second quarter of 2007.

Equity in earnings of associated companies generated a gain of US$48.1 million in the second quarter of 2008, compared to a gain of US$29.4 million in the second quarter of 2007. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$218.6 million in the second quarter of 2008, equivalent to 27% of income before equity in earnings of associated companies and income tax, compared to US$240.7 million in the second quarter of 2007, equivalent to 33% of income before equity in earnings of associated companies and income tax. The result in the second quarter of 2008 benefited from a tax reduction equivalent to US$28.3 million incurred on the reversal of deferred taxes in Italy due to the anticipated payment of taxes at a reduced rate.

Income from discontinued operations amounted to US$394.3 million in the second quarter of 2008. This income corresponds to the result of the sale of Hydril’s pressure control business, completed on April 1, 2008.

Income attributable to minority interest amounted to US$42.6 million in the second quarter of 2008, compared to US$38.5 million in the corresponding quarter of 2007. Although net results at our Confab subsidiary were higher during the period, they were lower at our NKKTubes subsidiary.

Cash Flow and Liquidity

Net cash provided by operations during the second quarter of 2008 was US$274.0 million (US$842.9 million in the first half), compared to US$211.1 million in the second quarter of 2007 (US$899.4 million in the first half). Working capital increased by US$326.9 million during the second quarter. Trade receivables and trade payables rose US$372.7 million and US$225.4 million respectively during the second quarter as quarterly net sales increased. Inventories rose U$243.2 million during the second quarter, primarily due to increases in raw material and production costs.

Capital expenditures amounted to US$116.9 million in the second quarter of 2008 ($205.4 million in the first half), compared to US$109.2 million in the second quarter of 2007 (US$229.1 million in the first half).

During the first half of 2008, total financial debt decreased by US$885.8 million to US$3,134.5 million at June 30, 2008 from US$4,020.2 million at December 31, 2007. Net financial debt during the first half of 2008 decreased by US$1,525.5 million to US$1,444.7 million at June 30, 2008 following the receipt of proceeds from the sale of Hydril’s pressure control business and the payment of the balance of the annual dividend, amounting to approximately US$295 million in June 2008.

Analysis of 2008 First Half Results

Net income attributable to equity holders in the company during the first semester of 2008 was US$1,460.5 million, or US$1.24 per share (US$2.47 per ADS), which compares with net income attributable to equity holders in the company during the first semester of 2007 of US$976.3 million, or US$0.83 per share (US$1.65 per ADS). Operating income was US$1,534.6 million, or 27% of net sales, compared to US$1,528.8 million, or 31% of net sales. Operating income plus depreciation and amortization for this semester was US$1,803.5 million, or 31% of net sales, compared to US$1,753.9 million, or 35% of net sales during the first semester of 2007.

Sales volume (metric tons)	H1 2008	H1 2007	Increase/(Decrease)
Tubes – Seamless	1,475,000	1,497,000	(1%)
Tubes – Welded	552,000	466,000	18%
Tubes – Total	2,027,000	1,963,000	3%
Projects – Welded	302,000	190,000	59%
Total	2,329,000	2,153,000	8%

Tubes	H1 2008	H1 2007	Increase/(Decrease)
(Net sales - $ million)
North America	1,819.1	1,421.6	28%
South America	572.4	587.1	(3%)
Europe	928.4	840.3	10%
Middle East & Africa	1,041.3	1,127.2	(8%)
Far East & Oceania	363.7	360.9	1%
Total net sales ($ million)	4,724.8	4,337.1	9%
Cost of sales (% of sales)	55%	50%
Operating income ($ million)	1,344.6	1,441.5	(7%)
Operating income (% of sales)	28%	33%

Net sales of tubular products and services rose 9% to US$4,724.8 million in the first half of 2008, compared to US$4,337.1 million in the first half of 2007, due to higher average selling prices, reflecting in part higher sales of specialized high-end products, and an increase in welded pipe sales volumes.

Projects	H1 2008	H1 2007	Increase/(Decrease)
Net sales ($ million)	639.8	325.3	97%
Cost of sales (% of sales)	71%	70%
Operating income ($ million)	128.9	64.6	99%
Operating income (% of sales)	20%	20%

Net sales of pipes for pipeline projects increased 97% to US$639.8 million in the first half of 2008, compared to US$325.3 million in the first half of 2007, reflecting higher deliveries in Brazil and Argentina to gas and other pipeline projects.

Others	H1 2008	H1 2007	Increase/(Decrease)
Net sales ($ million)	409.9	318.0	29%
Cost of sales (% of sales)	71%	80%
Operating income ($ million)	61.2	22.6	170%
Operating income (% of sales)	15%	7%

Net sales of other products and services rose 29% to US$409.9 million in the first half of 2008, compared to US$318.0 million in the first half of 2007, reflecting higher sales of electric conduit pipes and industrial equipment.

Selling, general and administrative expenses, or SG&A, remained stable as a percentage of net sales at 15.4% in the semester ended June 30, 2008 compared to 15.5% in the corresponding semester of 2007.

Net interest expenses decreased to US$73.5 million in the first half of 2008 compared to US$83.3 million in the same period of 2007 reflecting a lower net debt position and lower interest rates.

Other financial results recorded a loss of US$13.2 million during the first half of 2008, compared to a gain of US$2.1 million during the first half of 2007.

Equity in earnings of associated companies generated a gain of US$98.1 million in the first half of 2008, compared to a gain of US$55.3 million in the first half of 2007. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$427.2 million in the first half of 2008, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to US$466.2 million in the first half of 2007, equivalent to 32% of income before equity in earnings of associated companies and income tax.

Income from discontinued operations amounted to US$411.1 million in the first half of 2008. This included the result of the sale of Hydril’s pressure control business, completed on April 1, 2008, amounting to US$394.3 million.

Income attributable to minority interest amounted to US$69.5 million in the first half of 2008, compared to US$67.6 million in the corresponding semester of 2007. Although net results at our Confab subsidiary were higher during the period, they were lower at our NKKTubes subsidiary.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three-month period ended June 30,		Six-month period ended June 30,
	2008	2007	2008	2007
Continuing operations	(Unaudited)		(Unaudited)
Net sales	3,148,385	2,554,968	5,774,572	4,980,267
Cost of sales	(1,842,911)	(1,374,318)	(3,343,600)	(2,665,816)
Gross profit	1,305,474	1,180,650	2,430,972	2,314,451
Selling, general and administrative expenses	(478,076)	(399,009)	(891,670)	(773,276)
Other operating income (expense), net	(3,676)	(10,415)	(4,667)	(12,352)
Operating income	823,722	771,226	1,534,635	1,528,823
Interest income	16,510	20,191	28,779	42,382
Interest expense	(35,178)	(67,982)	(102,270)	(125,709)
Other financial results	1,146	15,169	(13,156)	2,126
Income before equity in earnings of associated companies and income tax	806,200	738,604	1,447,988	1,447,622
Equity in earnings of associated companies	48,102	29,398	98,096	55,305
Income before income tax	854,302	768,002	1,546,084	1,502,927
Income tax	(218,590)	(240,683)	(427,196)	(466,214)
Income for continuing operations	635,712	527,319	1,118,888	1,036,713

Discontinued operations
Income for discontinued operations	394,323	7,167	411,110	7,167

Income for the period	1,030,035	534,486	1,529,998	1,043,880

Attributable to:
Equity holders of the Company	987,471	495,950	1,460,514	976,254
Minority interest	42,564	38,536	69,484	67,626
	1,030,035	534,486	1,529,998	1,043,880

Consolidated Condensed Interim Balance Sheet

(all amounts in thousands of U.S. dollars)	At June 30, 2008		At December 31, 2007
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	3,423,072		3,269,007
Intangible assets, net	4,427,486		4,542,352
Investments in associated companies	614,006		509,354
Other investments	36,215		35,503
Deferred tax assets	323,094		310,590
Receivables	65,841	8,889,714	63,738	8,730,544

Current assets
Inventories	2,991,850		2,598,856
Receivables and prepayments	227,667		222,410
Current tax assets	188,553		242,757
Trade receivables	2,182,535		1,748,833
Other investments	351,931		87,530
Cash and cash equivalents	1,337,838	7,280,374	962,497	5,862,883
Current and non current assets held for sale		-		651,160
		7,280,374		6,514,043
Total assets		16,170,088		15,244,587
EQUITY
Capital and reserves attributable to the Company’s equity holders		8,324,767		7,006,277
Minority interest		577,061		523,573
Total equity		8,901,828		7,529,850

LIABILITIES
Non-current liabilities
Borrowings	1,589,712		2,869,466
Deferred tax liabilities	1,150,807		1,233,836
Other tax liabilities	8,566		-
Other liabilities	198,498		185,410
Provisions	100,674		97,912
Trade payables	800	3,049,057	47	4,386,671

Current liabilities
Borrowings	1,544,755		1,150,779
Current tax liabilities	813,402		341,028
Other liabilities	315,647		252,204
Provisions	31,823		19,342
Customer advances	418,361		449,829
Trade payables	1,095,215	4,219,203	847,842	3,061,024
Liabilities associated with current and non-current assets held for sale		-		267,042
		4,219,203		3,328,066
Total liabilities		7,268,260		7,714,737

Total equity and liabilities		16,170,088		15,244,587

Consolidated Condensed Interim Cash Flow Statement

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Income for the period	1,030,035	534,486	1,529,998	1,043,880
Adjustments for:
Depreciation and amortization	134,390	130,284	268,873	230,771
Income tax accruals less payments	(17,791)	(375,170)	89,747	(249,793)
Equity in earnings of associated companies	(48,102)	(29,398)	(98,096)	(55,305)
Income from the sale of the pressure control business	(394,323)	-	(394,323)	-
Interest accruals less payments, net	(62,202)	(40,564)	(7,894)	4,865
Changes in provisions	7,747	3,750	15,243	(3,480)
Changes in working capital	(326,894)	(34,846)	(545,614)	(125,365)
Other, including currency translation adjustment	(48,874)	22,560	(15,017)	53,803
Net cash provided by operating activities	273,986	211,102	842,917	899,376

Cash flows from investing activities
Capital expenditures	(116,911)	(109,237)	(205,366)	(229,149)
Acquisitions of subsidiaries and minority interest	(839)	(1,925,432)	(1,865)	(1,927,182)
Other disbursements relating to the acquisition of Hydril	-	(71,580)	-	(71,580)
Proceeds from the sale of the pressure control business	1,113,805	-	1,113,805	-
Decrease in subsidiaries	-	-	-	(1,195)
Proceeds from disposal of property, plant and equipment and intangible assets	3,819	1,903	8,826	4,596
Dividends received	13,636	11,496	13,636	11,496
Investments in short term securities	(216,483)	19,277	(264,401)	14,193
Other	-	-	(3,428)	-
Net cash provided by / (used in) investing activities	797,027	(2,073,573)	661,207	(2,198,821)

Cash flows from financing activities
Dividends paid	(295,134)	(354,161)	(295,134)	(354,161)
Dividends paid to minority interest in subsidiaries	(55,136)	(36,563)	(55,136)	(39,922)
Proceeds from borrowings	299,701	2,159,852	430,088	2,208,026
Repayments of borrowings	(842,478)	(657,814)	(1,332,755)	(1,018,713)
Net cash (used in) / provided by financing activities	(893,047)	1,111,314	(1,252,937)	795,230

Increase / (decrease) in cash and cash equivalents	177,966	(751,157)	251,187	(504,215)
Movement in cash and cash equivalents
At the beginning of the period	1,072,985	1,614,686	954,303	1,365,008
Effect of exchange rate changes	68,098	19,513	113,559	22,249
Increase / (decrease) in cash and cash equivalents	177,966	(751,157)	251,187	(504,215)
At June 30,	1,319,049	883,042	1,319,049	883,042

Cash and cash equivalents	At June 30,		At June 30,
	2008	2007	2008	2007
Cash and bank deposits	1,337,838	891,159	1,337,838	891,159
Bank overdrafts	(18,789)	(8,096)	(18,789)	(8,096)
Restricted bank deposits	-	(21)	-	(21)
	1,319,049	883,042	1,319,049	883,042

Non-cash financing activity
Conversion of debt to equity in subsidiaries	-	35,140	-	35,140